UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Oct 2015

Commission File Number: 000-52145

BIT-X FINANCIAL CORP

(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

DIGATRADE™ ENABLES GLOBAL CARD-BASED TRANSACTIONS

Vancouver, British Columbia – October 7, 2015 – BIT-X FINANCIAL CORP (OTCQB: BITXF) and its 100% owned Digital Asset Exchange, DIGATRADE™ (https://digatrade.com/) today announced that it has enabled instant Bitcoin buying with US Dollars (USD), British Pounds (GBP), Euros (EUR) and Canadian Dollars (CAD). The multi-currency expansion now provides customer fiat deposits via e-Check, Interac (EFT) and 3D Secure Visa & Mastercard with payments integration powered by Vogogo Inc. (https://vogogo.com).

In addition, the Company reports that as per Bitcoin Exchange and Services Agreement between Bit-X Financial Corp (BITXF) and ANX International dated April 1, 2015, all North American customers [20,000 approx] registered on the ANXPRO and ANXBTC platform will receive a notification to transfer to Digatrade. The transfer process is expected to take up to two (2) weeks to complete.

The proprietary DIGATRADE™ trading platform offers a unique single order-book that instantly blends and processes all major currencies and order matching in real-time. ‘We are very pleased to launch global payments and transactions stated Brad Moynes, CEO of DIGATRADE™, “Our platform and our technology partners are gaining recognition as industry leaders. The combination of 20,000 digital currency traders and instant USD, GBP, CAN & EUR deposits will kick-start Digatrade into a viable Digital Asset Exchange”.

Chief Operating Officer of ANX International, Dave Chapman stated: “Enabling instant payment mechanisms such as USD deposits via credit cards is not only a competitive advantage for DIGATRADE™ but furthermore it eliminates the delays and complexities traditionally associated for customers wanting to purchase bitcoins via an online exchange venue.

Additionally, the Company reports that it will focus on expanding payment processing options in emerging markets [Mexico], merchant adoption tools and developing technology that reduces settlement latency and counter party risk to existing financial infrastructure. The Company and its strategic advisors are continuing their efforts evaluating prospective revenue producing acquisitions that focus on financial technology, digital currency and Blockchain innovation.

Further update includes the public company name change from Bit-X Financial Corp to Digatrade Financial Corp is in process and subject to regulatory approval. More information will be provided as it materializes.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: October 8, 2015	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO